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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5000 tel 86 10 8567 5123 fax

September 10, 2018

Re:                             X Financial (CIK No. 0001725033)

Responses to the Staff’s Comments on the Registration Statement on Form F-1 Filed on August 28, 2018 (File no. 333-227065)

Mr. Michael Clampitt

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt:

On behalf of our client, X Financial, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 7, 2018 on the Company’s registration statement on Form F-1 filed on August 28, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment No. 1 to the registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibit via EDGAR to the Commission. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the language addressing a particular comment appears.

The Company currently contemplates to launch the offering, subject to the Staff’s comments and market conditions, on or around September 12, 2018. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on September 18, 2018 and file the joint acceleration requests on September 14. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Amended Registration Statement prior to the contemplated public offering and greatly appreciate the Staff’s continuing assistance and support in meeting the timetable.

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General

1.              We note that Section 7.7 of the Form of Deposit Agreement (Exhibit 4.3) contains an irrevocable waiver of jury trial. Please revise your description of American Depositary Shares to disclose this provision and to state that such a provision may limit a shareholder’s ability to bring a claim in a manner that it finds favorable for disputes with the company and its directors, officers or other employees. Please also add a separately captioned risk factor addressing the impact of your jury trial waiver provision on investors.

In response to the Staff’s comment, the Company included disclosure on page 233 of the Amended Registration Statement to clarify that the waiver of the right to jury trial would apply to claims under the U.S. federal securities laws to the extent permitted by law. The Company has also included a risk factor on pages 75 and 76 of the Amended Registration Statement regarding the impact of the “Jury Trial Waiver” clause in the deposit agreement on the rights of ADS holders, whereby the disclosure addresses potential enforceability issues and clarifies that by agreeing to the “Jury Trial Waiver” provision, ADS holders will not be deemed to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Summary of Significant Accounting Policies

Revenue Recognition, page F-16

2.              We note your response to comment 2. Please revise to label the allowance for doubtful accounts of RMB 8,099,152 and RMB 175,799,647 as of December 31, 2016 and 2017, respectively, parenthetically on the face of the consolidated balance sheets “as restated”.

In response to the Staff’s comment, the Company has revised its disclosures on pages F-3, F-64, F-76 and F-78 of the Amended Registration Statement.

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Yue (Justin) Tang, Chief Executive Officer

Mr. Jie (Kevin) Zhang, Chief Financial Officer

X Financial

Ms. Dan Ouyang, Esq.

Mr. Weiheng Chen, Esq.

Mr. Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmastu Certified Public Accountants LLP